

So 6/2/04

VF6-2-04

SECUR **04016792** MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37328

SEC MAIL PROCESSING — RECEIVED MAY 2 7 2004 — WASH DC — 158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____**04/01/03**____AND ENDING____**03/31/04**____
                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **T.J. RANEY & SONS, INC. - BD**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

3600 CANTRELL RD, STE 301
                              (No. and Street)

LITTLE ROCK, AR   72202

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALTON RANEY, CORPORATE SECRETARY   **(501) 666-6644**
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERWIN & COMPANY, CERTIFIED PUBLIC ACCOUNTANTS
                    (Name – *if individual, state last, first, middle name*)

6311 RANCH DRIVE, LITTLE ROCK, AR   72223

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __ALTON RANEY__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __T.J. RANEY & SONS, INC. – BD__ , as of __MARCH 31__ , 20__04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

Signature

__SECRETARY – T.J. RANEY & SONS, INC. – BD__

Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietor's Capital~~
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*



T. J. RANEY & SONS, INC. - BD
SEC. FILE NO. 8-37328

Financial Statements and Additional Information
March 31, 2004 and 2003

Together With Independent Auditors' Report

CONTENTS

ERWIN & COMPANY
A PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

6311 Ranch Drive
Little Rock, AR 72223
(501) 868-7486
(501) 868-7750 (Fax)

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
T. J. Raney & Sons, Inc. - BD

We have audited the accompanying statements of financial condition of T. J. Raney & Sons, Inc. - BD, (a wholly-owned subsidiary of T.J. Raney & Sons, Inc. - HC) as of March 31, 2004 and 2003, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 of the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T. J. Raney & Sons, Inc. - BD as of March 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Erwin & Company

Little Rock, Arkansas
May 12, 2004

T. J. RANEY & SONS, INC. - BD

STATEMENTS OF FINANCIAL CONDITION

March 31, 2004 and 2003

ASSETS

	2004	2003
Cash and cash equivalents	$ 59,691	$ 37,192
Certificate of deposit	35,000	-0-
Accounts receivable - T.J. Raney and Sons, Inc. - HC	1,144,409	577,959
- other	25,502	6,418
Accrued interest receivable	148	-0-
Prepaid expenses	22,977	26,227
Securities owned:		
Marketable, at market value	2,580	2,085
Not readily marketable, at estimated fair value	25,000	25,000
Total assets	$1,315,307	$674,881

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
Liabilities:		
Accounts payable	$ 14,495	$ 14,496
Stockholder's equity:		
Common stock, $.01 par value:		
10,000 shares authorized;		
2,000 shares issued and outstanding	20	20
Additional paid-in capital	212,985	212,985
Retained earnings	1,087,807	447,380
Total stockholder's equity	1,300,812	660,385
Total liabilities and stockholder's equity	$1,315,307	$674,881

See accompanying notes

T. J. RANEY & SONS, INC. - BD

STATEMENTS OF INCOME

For the years ended March 31, 2004 and 2003

	2004	2003
Revenue:		
Commissions	$837,505	$516,873
Interest	210	181
Unrealized gains (losses) on marketable securities	495	(1,215)
Other	3,780	6,357
Total revenue	841,990	522,196
Expenses:		
Advertising and promotion	11,685	159
Commissions	47,534	22,780
Correspondent services and clearing charges	38,419	22,614
Insurance	32,816	17,532
Interest	34	-0-
Management fees	21,000	6,000
Postage and delivery	1,893	3,250
Regulatory and professional fees	16,358	8,905
Rent	18,000	-0-
Taxes and licenses	9,447	5,745
Other	4,377	2,759
Total expenses	201,563	89,744
Net income	$640,427	$432,452

T. J. RANEY & SONS, INC. - BD

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the years ended March 31, 2004 and 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - March 31, 2002	$20	$212,985	$ 14,928	$ 227,933
Net income	___	_____	432,452	432,452
Balance - March 31, 2003	20	212,985	447,380	660,385
Net income	___	_____	640,427	640,427
Balance - March 31, 2004	$20	$212,985	$1,087,807	$1,300,812

See accompanying notes

T. J. RANEY & SONS, INC. - BD

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the years ended March 31, 2004 and 2003

Balance - March 31, 2002	$ -0-
Activity during the year ended March 31, 2003	-0-
Balance - March 31, 2003	-0-
Activity during the year ended March 31, 2004	-0-
Balance - March 31, 2004	$ -0-

See accompanying notes

T. J. RANEY & SONS, INC. - BD

STATEMENTS OF CASH FLOWS

For the years ended March 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 640,427	$ 432,452
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Increase in accounts receivable	(585,534)	(381,582)
Increase in accrued interest receivable	(148)	-0-
(Increase) decrease in prepaid expenses	3,250	(15,165)
Net unrealized (gain) loss on marketable securities	(495)	1,215
Increase (decrease) in accounts payable	(1)	12,383
Net cash provided by operating activities	57,499	49,303
Cash flows from investing activities:		
Purchase of certificate of deposit	(35,000)	-0-
Purchase of securities not readily marketable	-0-	(25,000)
Net cash used by investing activities	(35,000)	(25,000)
Increase in cash and cash equivalents	22,499	24,303
Cash and cash equivalents -		
Beginning of year	37,192	12,889
End of year	$ 59,691	$ 37,192
Supplemental cash flows information:		
Cash paid for interest	$ 34	$ -0-

See accompanying notes

T. J. RANEY & SONS, INC. - BD

NOTES TO FINANCIAL STATEMENTS

March 31, 2004 and 2003

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and nature of business -

The Company, a wholly-owned subsidiary of T.J. Raney & Sons, Inc. - HC (parent), was formed under the laws of the State of Arkansas to engage in the business of providing financial advisory and consulting services as a limited broker/dealer registered with the National Association of Securities Dealers, Inc. and the Arkansas Securities Department. No securities were held for customers during the years ended March 31, 2004 and 2003.

Use of estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition -

Commissions and fees are generally recognized when the related services are provided.

Marketable investments -

Marketable investments owned consist of publicly traded stock and are carried at quoted market price. Realized and unrealized gains and losses are based on the specific identification method. Changes in the market value of securities are classified as unrealized gains and losses and are included in the determination of income.

Securities transactions are recorded in the accounts on the settlement date (generally three business days after trade date) with related commission income and expenses recorded on a trade date basis.

Investments not readily marketable -

Investments not readily marketable consist of private placement issues and are carried at cost which, in management's opinion, approximates estimated fair value.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Income taxes -

The Company provides for the expected future tax consequences of events that have been included in the financial statements or tax returns in different reporting periods. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement carrying value and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse.

The Company has consented to file consolidated federal and state income tax returns with its parent. Consolidated income taxes currently payable are allocated to those members of the consolidated group having taxable income. Such allocation is made on the ratio that the individual companies' taxable income bears to the total of such income of all companies within the consolidated group having taxable income. Under this apportionment method, any tax benefits arising from net operating losses and other tax credits of members included in the consolidated group are shared proportionately by those members having taxable income.

Statement of cash flows -

For purposes of the statement of cash flows, the Company considers cash on hand and on deposit at financial institutions, as well as money market funds which are available on demand, as cash and cash equivalents.

Reclassifications -

Certain reclassifications have been made to the 2003 financial statements to conform to the 2004 basis of presentation.

(2) MARKETABLE INVESTMENT SECURITIES:

Information with respect to marketable investments owned as of March 31, 2004 and 2003 follows:

	Original Cost	Unrealized Gains	Unrealized Losses	Market Value
Publicly traded stock:				
March 31, 2004	$3,300	$ -0-	$ 720	$2,580
March 31, 2003	$3,300	$ -0-	$1,215	$2,085

(3) INCOME TAXES:

No provision or benefit for income taxes is reflected in the accompanying financial statements as a result of net operating loss carryforwards of the consolidated group pursuant to the tax allocation agreement between the Company and its parent. The net income of the Company is included in a consolidated tax return with its parent which, on a consolidated basis, reflects a net taxable loss.

There are no material temporary differences between income determined for financial reporting and income tax purposes.

(4) NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2004 and 2003, the Company had net capital of $101,462 and $22,696, respectively, which was $96,462 and $17,696, respectively, in excess of its required net capital of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.14 to 1 at March 31, 2004 and 0.64 to 1 at March 31, 2003.

(5) RELATED PARTY TRANSACTIONS:

Management fees for the years ended March 31, 2004 and 2003 consist of charges by the Company's parent for administrative costs paid on the Company's behalf. Rent expense for the year ended March 31, 2004 consists of fees paid to the Company's parent for the use of office space under a month-to-month agreement. The Company's parent also pays commissions and provides other services on the Company's behalf without cost to the Company.

ADDITIONAL INFORMATION

T. J. RANEY & SONS, INC. - BD

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS
AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL
UNDER RULE 15c3-1

March 31, 2004

Total stockholder's equity from statement of financial condition	$ 1,300,812
Less nonallowable assets - accounts receivable	(1,151,055)
- accrued interest receivable	(148)
- prepaid expenses	(22,977)
- unrealized loss on marketable securities	720
- nonmarketable securities	(25,000)
Less haircuts on marketable securities and money market funds	(890)
Net capital	$ 101,462
Minimum capital required (6 2/3% of aggregate indebtedness)	$ 966
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 96,462
Total aggregate indebtedness	$ 14,495
Percent of aggregate indebtedness to net capital	14.29%

Reconciliation with Company's Computation:

Net capital, as reported in Company's FOCUS Part IIA Report (unaudited)	$ 113,585
Net audit adjustments:	
Adjustment to reflect unrealized loss on marketable securities	720
Adjustment to accrue unrecorded liabilities	(2,653)
Adjustment to restate accounts receivable	(3,544)
Adjustment to reflect nonallowable commissions receivable	(6,646)
Net capital per above	$ 101,462

T. J. RANEY & SONS, INC. - BD

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

March 31, 2004

An exemption from Rule 15c3-3 is claimed under Section (k)(2)(B).

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
PURSUANT TO RULE 15C3-3

and

INFORMATION RELATIVE TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15C3-3

The Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" or to report "Information Relating to Possession and Control Requirements" because it is exempt from Rule 15c3-3 under the provisions of paragraph (k) of Rule 15c3-3 at March 31, 2004.

ERWIN & COMPANY
A PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

6311 Ranch Drive
Little Rock, AR 72223
(501) 868-7486
(501) 868-7750 (Fax)

INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL

The Board of Directors and Stockholder
T. J. Raney & Sons, Inc. - BD

In planning and performing our audit of the financial statements and additional information of
T. J. Raney & Sons, Inc. - BD, (a wholly-owned subsidiary of T.J. Raney & Sons, Inc. - HC)
as of and for the year ended March 31, 2004, we considered its internal control, including control
activities for safeguarding securities, in order to determine our auditing procedures for the purpose
of expressing our opinion on the financial statements and not to provide assurance on internal
control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have
made a study of the practices and procedures followed by the Company, including tests of such
practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in
making the periodic computations of aggregate indebtedness and net capital under rule
17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.
Because the Company does not carry securities accounts for customers or perform custodial
functions relating to customer securities, we did not review the practices and procedures followed
by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of
    Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control
and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls and of the practices and procedures referred to in the
preceding paragraph and to assess whether those practices and procedures can be expected to
achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the
practices and procedures are to provide management with reasonable, but not absolute, assurance
that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use or disposition and that transactions are executed in accordance with
management's authorization and recorded properly to permit preparation of financial statements
in accordance with accounting principles generally accepted in the United States of America. Rule
17a-5(g) lists additional objectives of the practices and procedures listed in the preceding
paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of T. J. Raney & Sons, Inc. - BD as of and for the year ended March 31, 2004, and this report does not affect our report thereon, dated May 12, 2004.

T. J. Raney & Sons, Inc. - BD is a small company, and essentially all of its operational and record-keeping procedures are performed by a limited number of individuals. Consequently, the segregation of duties which is normally required for effective internal control is not practicable. The Company has no plans to change present operational and record-keeping procedures until justified by future growth or expansion of its business activities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the SEC's objectives, except for the condition discussed in the preceding paragraph that we believe is a material inadequacy in the practices and procedures comprehended in the SEC's objectives. Further, nothing came to our attention that would indicate that the conditions for claiming exemption from Rule 15c3-3 had not been complied with during the year.

This report is intended solely for the use of the Board of Directors and Stockholder of T. J. Raney & Sons, Inc. - BD, the SEC, the National Association of Securities Dealers, Inc., the Arkansas Securities Department, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Erwin & Company

Little Rock, Arkansas
May 12, 2004